SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.             )1

Computer Software Innovations, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

205395106

(CUSIP Number)

David B. Dechant; 1661 East Main Street, Easley, South Carolina 29640; (864) 855-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 17 Pages)

CUSIP No. 205395106	13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert F. Steel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 172,367
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 172,367
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,367
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AN AMOUNT IN ROW (11) 5.27%
14	TYPE OF PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205395106	13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth A. Steel, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 172,367
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 172,367
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,367
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AN AMOUNT IN ROW (11) 5.27%
14	TYPE OF PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Computer Software Innovations, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1661 East Main Street; Easley, South Carolina 29640.

Item 2. Identity and Background.

Robert F. Steel

(a)	Robert F. Steel

(b)	325 E. 8th Street, Hinsdale, Illinois 60521

(c)	Mr. Steel is President, CEO and Director of K.A. Steel Chemicals, Inc., a chemical manufacturing and distribution company located at 15185 Main Street; Lemont, Illinois 60439.

(d)	During the past five years, Mr. Steel has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	During the past five years, Mr. Steel has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Steel is a United States citizen.

Kenneth A. Steel, Jr.

(a)	Kenneth A. Steel, Jr.

(b)	73 East Cedar Street, Chicago, Illinois 60611

(c)	Mr. Steel is Executive Vice President and Director of K.A. Steel Chemicals, Inc., a chemical manufacturing and distribution company located at 15185 Main Street; Lemont, Illinois 60439.

(d)	During the past five years, Mr. Steel has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	During the past five years, Mr. Steel has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Steel is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On March 2, 2006, the Issuer entered into a Letter of Engagement and individual restricted stock agreements dated February 27, 2006 with Robert F. Steel and Kenneth A. Steel, Jr. Under the terms of the agreements, Messrs. Steel are to advise the Company on the development and implementation of strategic business plans, to assist management in developing marketing and growth strategies and to assist management in seeking out and analyzing potential acquisition opportunities. In exchange for the consulting services, the Issuer agreed to compensate the Steels in the form of Common Stock awards pursuant to the Issuer’s 2005 Incentive Compensation Plan in the amount of 172,367 shares each. If Messrs. Steel are terminated for cause prior to February 28, 2007, Messrs. Steel will be required to repay to the Issuer one-third of the shares awarded, or 57,456 shares.

Item 4. Purpose of Transaction.

Robert F. Steel and Kenneth A. Steel, Jr. have acquired shares of Common Stock for investment purposes in connection with the provision of consulting services as described in Item 3. Except as described above or otherwise in this Schedule 13D, there are no plans or proposals that Messrs. Steel may have that relate to or would result in:

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(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any the person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Robert F. Steel

(a)	The aggregate number and percentage of Common Stock beneficially owned by Robert F. Steel are 172,367 shares and 5.27%, respectively, of the issued and outstanding shares of Common Stock.

(b)	Robert F. Steel has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified in paragraph (a) above.

(c)	On March 2, 2006, Mr. Steel received 172,367 shares of Common Stock pursuant to the agreements described in Item 3.

(d)	Not applicable.

(e)	Not applicable.

Kenneth A. Steel, Jr.

(a)	The aggregate number and percentage of Common Stock beneficially owned by Kenneth A. Steel, Jr. are 172,367 shares and 5.27%, respectively, of the issued and outstanding shares of Common Stock.

(b)	Kenneth A. Steel, Jr. has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified in paragraph (a) above.

(c)	On March 2, 2006, Mr. Steel received 172,367 shares of Common Stock pursuant to the agreements described in Item 3.

(d)	Not applicable.

(e)	Not applicable.

DISCLAIMER OF BENEFICIAL OWNERSHIP

Robert F. Steel

Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) Robert F. Steel disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares held beneficially or otherwise by Kenneth A. Steel, Jr. Robert F. Steel declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13D or 13G of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares expressly set forth in the statement as being beneficially owned by him.

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Kenneth A. Steel, Jr.

Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) Kenneth A. Steel, Jr. disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares held beneficially or otherwise by Robert F. Steel. Kenneth A. Steel, Jr. declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13D or 13G of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares expressly set forth in the statement as being beneficially owned by him.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Relationships with the Issuer

On March 2, 2006, the Issuer entered into a Letter of Engagement and substantially identical restricted stock agreements with Robert F. Steel and Kenneth A. Steel, Jr. Under the terms of the agreements, the Issuer granted Messrs. Steel 172,367 shares each of Issuer Common Stock in exchange for the consulting services described in Item 3. One-third of the shares must be repaid to the Issuer if Messrs. Steel are terminated for cause prior to February 28, 2007.

Family Relationships

Robert F. Steel and Kenneth A. Steel, Jr. are brothers. They do not believe they form a group for the purposes of Regulation 13D under the Exchange Act, and expressly disclaim such status.

Item 7. Material to be Filed as Exhibits.

A.	Letter of Engagement by and between the Issuer and Robert F. Steel and Kenneth A. Steel, Jr.

B.	Form of Restricted Stock Agreement by and between the Issuer and Robert F. Steel and Kenneth A. Steel, Jr.

C.	Agreement Relating to the Filing of Joint Acquisition Statement as Required by Rule 13d-1(k) of the Exchange Act.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2006	/s/ Robert F. Steel
Robert F. Steel

Date: March 8, 2006	/s/ Kenneth A. Steel, Jr.
Kenneth A. Steel, Jr.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)

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Exhibit A

Letter of Engagement

February 27, 2006

Nancy Hedrick

President & CEO

Computer Software Innovations, Inc.

1661 East Main Street

Easley, SC 29640

Dear Nancy:

The purpose of this Letter of Engagement (“LOE” or “Agreement”) is to confirm the terms and conditions under which Robert F. Steel and Kenneth A. Steel, Jr. (each a “Consultant” and collectively the “Consultants”) have been retained effective February 11, 2005 to provide Computer Software Innovations, Inc. (“CSI” or the “Company”) with advisory services concerning business development opportunities and strategies (the “Services”).

1.	On February 11, 2005, CSI obtained a total of $8,792,650 in equity and debt funding arranged through Barron Partners LP (the “Funding Transaction”). In the Funding Transaction, CSI issued to Barron Partners LP and/or its affiliated investment entities (i) warrants to purchase 7,217,736 shares of CSI Common Stock (the “Barron Warrants”) and (ii) 7,217,736 shares of Series A preferred stock convertible into shares of CSI Common Stock (the “Barron Shares”).

2.	Under and subject to the provisions of this LOE, the Consultants have been providing since February 11, 2005 and are expected to continue to provide the Services until February 28, 2008 as more particularly described in Paragraph 3 hereof. At the time the Consultants began providing Services to CSI, it was agreed that the Consultants would receive consideration for the Services once CSI had adopted an incentive compensation plan for employees, directors and consultants. CSI has recently adopted and implemented an Incentive Compensation Plan (the “Plan”) for the benefit of certain of its directors, employees and consultants who are determined to be eligible to participate in the Plan (the “Participants”). The Plan provides for the issuance by CSI of shares of CSI Common Stock, options to acquire CSI common stock or other incentive awards (the “Stock Awards”) to Participants who have either made contributions or are expected to make contributions to the profits and growth of CSI. CSI acknowledges that the Services being provided and to be provided by the Consultants under this LOE will be valuable to CSI in increasing its future profitability and growth. In consideration of the Services provided by the Consultants under this LOE, CSI agrees that, subject to all terms and conditions of the Plan, each Consultant will become a Participant in the Plan and each Consultant will be issued 172,367 shares of CSI Common Stock as a Stock Award under the Plan (the “the Steel Shares”), such number of shares constituting, in the case of each Consultant as of the closing of the Funding Transactions, approximately 1.75% of the total outstanding shares of stock of CSI on a fully diluted basis assuming conversion of preferred stock but exclusive of the shares of CSI Common Stock issuable upon exercise of the Barron Warrants. Such Stock Awards for the Steel Shares will contain risks of forfeiture if the Consultants cease to perform the Services for CSI prior to February 10, 2007 for any reason prior to a Change in Control (as defined in the Plan) except due to a termination of the Services by CSI without cause The shares of CSI Common Stock issuable under the Plan, including the Steel Shares, have been registered under the Securities Act of 1933, as amended, under a Registration Statement on Form S-8.

3.

The Consultants agree to provide the Services to CSI until February 10, 2008, subject to earlier termination as provided herein. The Services shall be provided at times mutually agreeable to CSI and the Consultants. CSI shall reimburse the Consultants for all reasonable travel and other expenses incurred by the Consultants, which shall be approved in advance by CSI if such expenses are estimated to exceed $1,000 in

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any one instance in connection with the performance of the Services. Anything to the contrary notwithstanding, the Consultants shall collectively devote an average of four days per month to the performance of Services. The Services to be provided by the Consultants to CSI shall be as mutually agreed by the parties, but have included and are anticipated to include the following: advising the Board of Directors and executive management on development of marketing and growth strategies; assistance in evaluating merits of potential acquisition opportunities; and advising on development and implementation of strategic business plans.

4.	In no event shall the Consultants have any liability for indirect, consequential, special or punitive damages in connection with the Services, the Funding Transactions, or any other matter involving CSI. The liability of the Consultants in connection with the Services and this LOE shall be limited to the Steel Shares and neither Consultant shall have any personal liability for any act or omission of the Consultants in connection with the Services, the Funding Transactions or any other matter involving CSI beyond the Steel Shares received by such Consultant.

5.	If either Consultant (in either case, an “Indemnified Party”) should become involved in any capacity or manner (including, but not limited to, as a defendant, expert or witness), in any third party claim, action or legal proceeding (including, but not limited to, any claim, action or proceeding by a stockholder or security holder of CSI) in connection with the Services, the Funding Transaction, or any other matter involving CSI, CSI shall (a) reimburse each Indemnified Party for the reasonable fees and disbursements of legal counsel and other costs and expenses (including the costs and expenses of investigation and preparation) incurred by such Indemnified Party in connection with such third party claim, action or legal proceeding, and (b) indemnify and hold harmless each Indemnified Party from and against any and all losses, claims, damages, judgments, settlements, and liabilities, whether joint or several, to which such Indemnified Party may become subject in connection with such third party claim, action or legal proceeding; provided, however, that CSI shall have no obligation to an Indemnified Party under this Paragraph 5 if and to the extent such third party claim, action, or legal proceeding results from or arises out of the willful misfeasance or gross negligence of such Indemnified Party.

6.	For purposes of this LOE, the following terms shall have the meanings ascribed to them below:

(a) “Confidential Information” shall mean any and all information that is not readily and easily available to or generally known to the public by proper means through sources outside of CSI or the Consultants and that concerns CSI’s business or the Consultants’ relationships with CSI, its directors, officers and employees, including, without limitation, the following information: the Services provided by the Consultants hereunder; customer lists and customer information; trade secrets; technical information and know-how; technical or non-technical data; formulas; patterns; compilations; programs and devices; methods, techniques, drawings, and processes; financial data and financial plans; product information and product plans; lists of actual or potential customers; hardware systems; software, development tools, schematics, object code, source code, and other programming codes; flow charts, specifications, or other documentation of any type, whether printed or in machine readable form, regarding specific transactions; financial information; and marketing and business plans. The term “Confidential Information” does not include information which (i) is or becomes known publicly through no fault of the Consultants; (ii) is disclosed to the Consultants on a non-confidential basis by a party unaffiliated with either the Consultants or CSI unless the Consultants were aware at the time of such disclosure that such party was not authorized to disclose such information to them on a non-confidential basis; (iii) was already known to the Consultants before receipt from or development for CSI by the Consultants; or (iv) was received or developed by the Consultants independent of the Services without use of any Confidential Information or Confidential Materials.

(b) “Confidential Materials” shall mean any document, diskette, tape, writing or other tangible item that contains any Confidential Information (whether in printed, handwritten, coded, magnetic or other form, and whether delivered to one party by the other party or made by one of the parties).

(c) Subject to the rights of CSI customers therein, all written records and/or files, and all other

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documents, data, computer equipment, software, manuals, or any other material or property, whether in written or electronic form, concerning CSI and its business, and made or compiled by, delivered to, made available to, or otherwise obtained by the Consultants in connection with the performance of the Services, are the sole and exclusive property of CSI. The Consultants may retain a copy thereof for archival purposes. Otherwise, the Consultants shall deliver all such materials promptly to CSI upon the termination of this LOE or at any other time when CSI so requests, and the Consultants shall not retain any copies, notes (including handwritten notes), software, disks, diskettes, CD-ROM’s or similar materials, or excerpts thereof.

(d) Each party acknowledges that in and as a result of the engagement of the Consultants, the Consultants will be privy to Confidential Information and Confidential Materials of a special and unique nature and value to CSI. The Consultants covenant and agree that they shall not, at any time during the term of this LOE, directly or indirectly, disclose any Confidential Information or Confidential Materials to any person or entity, except as is necessary for the proper performance of the Services to be rendered by the Consultants hereunder, and only as specifically authorized by CSI, and/or as required to comply with any law, rule or regulation or any subpoena, order or directive of any Court, arbitrator, or regulatory or governmental body or entity. Following termination of this Agreement, the Consultants shall not, without prior written consent of CSI, directly or indirectly, disclose any Confidential Information or Confidential Materials to any other person or entity for any reason, except as required to comply with any law, rule or regulation or any subpoena, order or directive of any Court, arbitrator, or regulatory or governmental body or entity. During the term of this Agreement and thereafter, the Consultants shall not, without the prior written consent of CSI, directly or indirectly, make use of any Confidential Information or Confidential Materials other than in connection with the Services to be performed by the Consultants hereunder. The Consultants agree to take all reasonable steps which are necessary and reasonable to safeguard the secrecy and confidentiality of, and CSI’s proprietary rights to, Confidential Information and Confidential Materials. The Consultants further agree that the obligation not to disclose Confidential Information continues for as long as such information remains Confidential Information (as defined above). Except as otherwise expressly provided herein, the covenants set forth in this Paragraph 6 shall be without time or geographical limitation. If any Confidential Information or Confidential Materials become publicly known or readily accessible through a breach of this Agreement, then for purposes of this Agreement, such Confidential Information or Confidential Materials shall continue to be treated as Confidential Information or Confidential Materials, notwithstanding such disclosure.

(e) The Consultants acknowledge and agree that the injury CSI could suffer irreparable injury that could not be compensated by monetary damages alone in the event of a breach or threatened breach by the Consultants of paragraph 6. The Consultants therefore agree that in the event of a breach or threatened or intended breach of paragraph 6 by it, in addition to any other remedies at law or equity available to CSI (which in no way are hereby limited except by paragraph 4), CSI shall be entitled to injunctions, both temporary and final, enjoining and restraining such breach or threatened or intended breach, and the Consultants hereby consent to the issuance thereof by any court of competent jurisdiction without bond. The party or parties prevailing in any such action shall be entitled to reimbursement from the other party for all reasonable costs, expert witness fees, and attorney fees incurred in connection with seeking such legal or equitable relief.

7.	The Consultants agree that the Services to CSI are of a special, unique, extraordinary and intellectual character, and this engagement with CSI places it in a position of confidence and trust with the employees and customers of CSI and its affiliates. Consequently, the Consultants agree that it is reasonable and necessary for the protection of the goodwill, intellectual property, trade secrets, designs, proprietary information and business of CSI that the Consultants make the covenants contained herein (collectively the “Noncompete Covenants”). Accordingly, the Consultants agree that, during the period of term of this LOE hereunder and for the period of one (1) year immediately following the termination of this LOE, the Consultants shall not, directly or indirectly:

(a) own, operate, manage, be employed by, provide services to or be affiliated with any person or entity that engages in any business being engaged in by CSI or its subsidiaries or affiliates in the geographic area in which CSI conducts its business at the time of such termination (collectively, the “Integrated Companies”); or

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(b) attempt in any manner to solicit from any customer or supplier of the Integrated Companies, business of the type performed for or by the Integrated Companies or persuade any customer or supplier of the Integrated Companies to cease to do business or to reduce the amount of business which any such customer or supplier has customarily done with the Integrated Companies, whether or not the relationship between the Integrated Companies and such customer or supplier was originally established in whole or in part through the efforts of the Consultants; or

(c) employ as an employee or retain as a consultant, or persuade or attempt to persuade any person who is at the date of their termination or at any time during the preceding year was an employee of or exclusive consultant to the Integrated Companies to leave the Integrated Companies or to become employed as an employee or retained as a consultant by anyone other than the Integrated Companies.

As used in this paragraph 7, the term: “customer” and “supplier” shall mean any person or entity that is a customer or supplier of the Integrated Companies at the date of their termination, or at any time during the preceding year was a customer or supplier of the Integrated Companies, or if this LOE shall not have terminated, at the time of the alleged prohibited conduct.

8.	The Consultants acknowledge that, in the course of providing the Services to the Company, they may come into possession of material non-public information concerning the Company. The Consultants agree that they will comply with all laws and regulations relating to the use and disclosure of such material non-public information. Further, the Consultants agree that they will comply with any insider trading policy of the Company applicable to CSI consultants which may be adopted by the Board of Directors of the Company in its reasonable discretion.

9.	Notwithstanding anything contained in this LOE to the contrary, either the Consultants or CSI may terminate the Services of the Consultants and this LOE at any time upon written notice to the other party. If such termination is by CSI “without cause,” then the Stock Award to be granted to the Consultants as described in Paragraph 2 hereof shall, if and to the extent not then fully vested, immediately and fully vest in the Consultants upon such termination. For purposes hereof, “cause” shall mean any termination of the Consultants by CSI for a material breach by the Consultants of any of the provisions of this LOE or the receipt by CSI of an indication from the Consultants that they will not or cannot continue to provide the Services which, in either case, is not remedied within 30 days after CSI gives the Consultants written notice thereof.

10.	This LOE constitutes the entire agreement and understanding between the parties hereto, and supersedes all previous agreements and understandings, whether oral or written (if any), between the parties with respect to the subject matter of this LOE.

11.	This LOE shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflicts of law principles thereof or the actual domiciles of the parties.

12.	This LOE shall be binding upon and enforceable against each of the parties hereto and their respective successors and assigns and shall inure to the benefit of and be enforceable by each of the parties hereto and their respective successors and assigns and, in the case of the Consultants, their executors, personal representatives, heirs and legatees. The obligations of the Consultants under this LOE are joint and several but in any event, the liability of the Consultants for failure to perform their obligations under this LOE shall be limited pursuant to the provisions of Paragraph 4 hereof.

13.	Any dispute concerning this LOE or any of the rights, liabilities and obligations of the parties hereunder shall be resolved by arbitration in Wilmington, Delaware, using a single arbitrator, who shall be a disinterested attorney licensed in Delaware specializing in contract law. The arbitrator shall be selected and the arbitration shall be conducted in accordance with the rules of the American Arbitration Association. The determination of the arbitrator shall be final, binding and non-appealable.

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If the foregoing correctly sets forth our mutual agreement and understanding, please so confirm by signing and returning one copy of this LOE.

/s/ Robert F. Steel
Robert F. Steel

/s/ Kenneth A. Steel, Jr.
Kenneth A. Steel, Jr.

Agreed:

Computer Software Innovations, Inc.

By:	/s/ Nancy Hedrick
Nancy Hedrick, President

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Exhibit B

COMPUTER SOFTWARE INNOVATIONS, INC.

2006 RESTRICTED STOCK AGREEMENT

THIS RESTRICTED STOCK AGREEMENT (this “Agreement”), dated as of this      day of February, 2006, between Computer Software Innovations, Inc., a Delaware corporation (“the Company”) and                      (the “Consultant”), is made pursuant and subject to the provisions of the Company’s 2005 Incentive Compensation Plan, as amended, and any future amendments thereto (the “Plan”). The Plan, as it may be amended from time to time, is incorporated herein by reference. All terms used herein that are defined in the Plan and not otherwise defined herein shall have the same meanings given them in the Plan.

1. Award of Restricted Stock. Subject to the terms and conditions of the Plan and subject further to the terms and conditions herein set forth, the Company on this date awards to the Consultant 172,367 shares of Common Stock of the Company (the “Restricted Stock”) as contemplated by the Letter of Engagement dated February 13, 2006 between the Company and Robert F. Steel and Kenneth A. Steel, Jr. pursuant to which they have agreed to provide certain consulting services (the “Services”) to the Company (the “Letter of Engagement”).

2. Terms and Conditions. The award of Restricted Stock hereunder is subject to the following terms and conditions:

(a) Risks of Forfeiture. This award of Restricted Stock shall immediately vest in the Consultant, provided, however, that if at any time prior to the earlier to occur of February 28, 2007 or a Change in Control, the Services of the Consultant under the Letter of Engagement are terminated by the Company for cause (as defined in the Letter of Engagement), the Consultant shall forfeit that percentage (and only that percentage) of shares of Restricted Stock shown on the schedule below as being forfeited if there is a date of termination prior to February 28, 2007:

Date of Termination	Percent of Award	Number of Shares Forfeited
Prior to February 28, 2006	66- 2/3%	114,911
Prior to February 28, 2007	33- 1/3%	57,456
On or after February 28, 2007	0%	-0-

Notwithstanding the foregoing, the Company reserves the right, in its sole discretion, to determine that all or some of the shares of Restricted Stock which would otherwise be forfeited upon the termination of the Consultant’s Services under the Letter of Engagement shall not be so forfeited depending upon the circumstances relating to such termination.

(b) Return of Forfeited Award. If any portion of the award is forfeited as described in paragraph 2(a) above, the Consultant shall return the shares of Restricted Stock so forfeited by surrendering his stock certificate evidencing the shares of Restricted Stock for cancellation. The Company shall cancel such certificate and reissue to the Consultant a new certificate evidencing the shares of Restricted Stock that were not so forfeited. Notwithstanding the foregoing, the Company and the Consultant may mutually agree that in lieu of returning the forfeited shares of Restricted Stock to the Company, the Consultant may pay to the Company a specified amount in cash in complete settlement of the Consultant’s obligation to return the forfeited Restricted Stock.

(c) Certificates Issued. The stock certificates evidencing the Restricted Stock shall be issued and registered on the Company’s books in the name of the Consultant as of the date hereof. The Company shall cause a

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stock certificate or certificates, without a restricted stock legend, covering the requisite number of vested shares of the Company’s Common Stock, registered on the Company’s books in the name of the Consultant to be delivered to the Consultant, within thirty (30) days after such vesting. Upon receipt of such stock certificate(s), the Consultant is free to hold or dispose of such certificate, subject to (1) the general conditions and procedures provided in the Plan and this Agreement, (2) the applicable restrictions and procedures of federal and state securities laws and (3) the obligation of the Consultant to return to the Company the certificate in the event of any forfeiture of a portion of the award as provided in paragraph 2(b) above.

(d) Stockholder Rights. Prior to any forfeiture of the shares of Restricted Stock and the Consultant shall, subject to the restrictions of the Plan, have all rights of a stockholder with respect to the shares of Restricted Stock awarded hereunder, including the right to receive dividends, warrants and other stock rights and to vote the shares of Restricted Stock

(e) Tax Obligations. Since the Consultant is not an employee of the Company, the Company is under no obligation to withhold from any award of the Restricted Stock any federal, state or local income taxes or employment taxes required by any government to be paid with respect to such award. The Consultant acknowledges and understands that he shall not be treated as an employee of the Company for federal, state or local tax purposes and that he shall be solely responsible for the payment of all applicable federal, state and local income taxes and self-employment taxes that may become due by him as a result of the award under this Agreement.

3. Termination as Consultant. [INTENTIONALLY OMITTED]

4. No Right to Continued Service. This Agreement does not confer upon the Consultant any right or obligation with respect to continuance of the Services under the Letter of Engagement, nor shall it interfere in any way with the right of the Consultant or the Company to terminate the Letter of Engagement or the Services thereunder at any time.

5. Change in Control or Capital Structure. In the event of a Change in Control, the provisions of Section 8.04 of the Plan shall apply to this award of Restricted Stock.

The award of Restricted Stock pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or any part of its business or assets.

6. Consultant’s Acknowledgments and Representations.

(a) Registration of Shares. The Consultant hereby acknowledges that the shares of Restricted Stock have been registered pursuant to the Securities Act of 1933, as amended (the Act”) but understands that (i) his ability to sell, transfer, pledge, exchange, hypothecate or otherwise dispose of any shares of Restricted Stock may be subject to restrictions and procedures of federal and state securities laws, including but not limited to, restrictions and procedures applicable to stock held by affiliates of the Company under Rule 144 of the Act and (ii) the Company makes no representation, warranty or covenant that the shares of Restricted Stock will continue to be registered at the expiration of the Restriction Period.

(b) Acquisition for Investment. The Consultant represents and agrees that he is acquiring the shares of Restricted Stock for investment and he has no present intention to transfer, sell or otherwise dispose of such shares, except in accordance with this Agreement, the Plan and in compliance with applicable securities laws.

(c) Accuracy of Information. The Consultant represents that the information furnished on the signature page hereof is true, correct and complete.

7. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, except to the extent that federal law shall be deemed to apply.

8. Conflicts. In the event of any conflict between the provisions of the Plan and the provisions of this Agreement, the provisions of the Plan shall govern.

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9. Consultant Bound by Plan. The Consultant hereby acknowledges receipt of a copy of the Plan and agrees to be bound by all the terms and provisions thereof.

10. Binding Effect. Subject to the limitations stated herein and in the Plan, this Agreement shall be binding upon and inure to the benefit of the heirs and personal representatives of the Consultant and the successors of the Company.

11. Entire Agreement. This Agreement, together with the Plan, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may not be modified, amended, renewed or terminated, nor may any term, condition or breach of any term or condition be waived, except by a writing signed by the parties hereto.

12. Partial Invalidity. If any part of this Agreement or the Plan is found to be invalid, such invalidity will not affect the enforceability of any other part or provision of this Agreement.

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IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by a duly authorized officer, and the Consultant has affixed his or her signature hereto.

COMPUTER SOFTWARE INNOVATIONS, INC.

By:
Nancy K. Hedrick
President and Chief Executive Consultant

CONSULTANT

(Consultant)

Residence Address:

Social Security Number:

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Exhibit C

AGREEMENT TO JOINT FILING OF SCHEDULE 13D

DATED MARCH 8, 2006

We individually and jointly agree to submit this Schedule 13D on behalf of us as individuals.

Date: March 8, 2006	/s/ Robert F. Steel
Robert F. Steel

Date: March 8, 2006	/s/ Kenneth A. Steel, Jr.
Kenneth A. Steel, Jr.

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